UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Vantage Drilling Company
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
G93205113
(CUSIP Number)
Jasper Investments Limited
1 HarbourFront Avenue
#14-01 Keppel Bay Tower
Singapore 098632
Tel: +65-6513-6888
Attention: Geoffrey Yeoh
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:

Milbank, Tweed, Hadley & McCloy LLP
30 Raffles Place	Milbank, Tweed, Hadley & McCloy LLP
#14-00 Chevron House	1 Chase Manhattan Plaza
Singapore 048622	New York, New York 10005
Tel: +65-6428-2400	Tel: (212) 530-5000
Attention: Naomi Ishikawa, Esq.	Attention: Alexander M. Kaye, Esq.
July 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS JASPER INVESTMENTS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a) (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SINGAPORE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,400,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

17,400,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,400,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(a) Funds for all purchases of Ordinary Shares (as defined below) beneficially owned by the Reporting Persons (as defined below) have been made out of the working capital of Jasper (as defined below), a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned of record by JIL (as defined below), a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS JIL Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a) (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,400,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

17,400,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,400,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned of record by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS MORTON BAY (HOLDINGS) PTE LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a) (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SINGAPORE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,400,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

17,400,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,400,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned of record by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a) (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,400,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

17,400,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,400,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned of record by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 LIMITED PARTNERSHIP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a) (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,400,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

17,400,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,400,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned of record by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASSET HOLDER PCC NO. 2 LIMITED IN RESPECT OF ASHMORE ASIA RECOVERY FUND

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a) (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,400,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

17,400,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,400,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned of record by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE INVESTMENT MANAGEMENT LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a) (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,400,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

17,400,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,400,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned of record by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE INVESTMENTS (UK) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a) (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,400,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

17,400,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,400,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned of record by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE GROUP PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a) (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,400,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

17,400,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,400,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned of record by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

SCHEDULE 13D
Item 1. Security and Issuer.
This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, $0.001 par value per share (the “Ordinary Shares”), of Vantage Drilling Company, a Cayman Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at 777 Post Oak Boulevard, Suite 610, Houston, Texas, 77056.
Item 2. Identity and Background.
Jasper Investments Limited (“Jasper”), JIL Limited (“JIL”), Morton Bay (Holdings) Pte Ltd (“Morton Bay”), Ashmore Global Special Situations Fund 2 Limited (“GSSF2”), Ashmore Global Special Situations Fund 4 Limited Partnership (“GSSF4”), Asset Holder PCC No. 2 Limited in respect of Ashmore Asian Recovery Fund (“ARF”), Ashmore Investment Management Limited, (“AIML”), Ashmore Investments (UK) Limited (“AI(UK)L”), Ashmore Group plc (“Ashmore Group”, and, together with AI(UK)L, AIML, ARF, GSSF4, GSSF2, Morton Bay, JIL and Jasper, the “Reporting Persons”) are jointly filing this Statement. The Ordinary Shares reported in this Statement as beneficially owned by the Reporting Persons are owned directly by JIL, a wholly-owned subsidiary of Jasper formed for the purpose of purchasing marketable securities. Morton Bay in turn owns 79.14% of the outstanding stock of Jasper, whose shares are listed for trading on the Singapore Exchange. All of the outstanding stock of Morton Bay is owned collectively by GSSF2, GSSF4 and Asset Holder PCC No. 2 Limited in respect of ARF. AIML provides investment management services with respect to GSSF2, GSSF4 and ARF. AIML is a wholly-owned subsidiary of AI(UK)L, which in turn is a wholly-owned subsidiary of Ashmore Group, whose shares are listed for trading on the London Stock Exchange. JIL is the direct beneficial owner of all of the Ordinary Shares held by the Reporting Persons. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper. The Reporting Persons have entered into a Joint Filing Agreement, dated August 6, 2010 (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Statement and any amendments thereto jointly in accordance with the provisions on Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
The name, business address, present principal occupation or employment and certain other information relating to each of the directors, executive officers and partners (as applicable) of each of the Reporting Persons is set forth in Schedule A hereto, and is incorporated herein by reference.
During the last five years, none of the Reporting Persons has, nor to the best of the knowledge of any Reporting Person has any of the directors, executive officers or general or limited partners (as applicable) of any Reporting Person listed on Schedule A attached hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to U.S. federal or state securities laws or finding any violation with respect to such laws.
JIL Limited
JIL Limited is an investment holding company 100% owned by Jasper and has its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. JIL was formed for the purpose of purchasing marketable securities on behalf of Jasper.

Jasper
Jasper Investments Limited is a holding company with its principal office at 1 HarbourFront Avenue, #14-01 Keppel Bay Tower, Singapore 098632. Jasper is listed on the Singapore Exchange and invests principally in the offshore oil and gas drilling and services sector.
Morton Bay
Morton Bay is a limited private company registered in Singapore and has its registered office at 8 Cross Street, #11-00, PWC Building, Singapore 04824. Morton Bay is an investment vehicle 100% owned by GSSF2, GSSF4 and ARF, and in turn owns 79.14% of the outstanding stock of Jasper.
GSSF2
GSSF2 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF2 is an open-ended investment company registered with limited liability in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL. GSSF2 has been authorized by the Guernsey Financial Services Commission (the “GFSC”) as a Class B Collective Investment Scheme.
GSSF4
GSSF4 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF4 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL.
ARF
ARF is a protected cell (segregated class of ordinary shares) of Asset Holder PCC No. 2 Limited (a protected cell company) registered in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3QL. ARF has been authorized by the GFSC as a Class B Collective Investment Scheme.
AIML
AIML is organized as a company in England and Wales and has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. AIML is a wholly-owned subsidiary of AI(UK)L. AIML is authorized and regulated by the UK Financial Services Authority pursuant to the Financial Services and Markets Act 2000. AIML is a professional investment manager and provides investment management services with respect to the GSSF2, GSSF4 and ARF.
AI(UK)L
AI(UK)L is a company organized in England and Wales. AI(UK)L has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. AI(UK)L is the parent company of AIML. AI(UK)L is an intermediate holding company and a wholly-owned subsidiary of Ashmore Group.
Ashmore Group
Ashmore Group, formerly Ashmore Group Limited, is organized as a company in England and Wales and has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. Other than its directors, executive officers and shareholders, there are no persons controlling or ultimately in control of Ashmore Group. Ashmore Group is a holding company and some of its subsidiaries provide management, investment management and advisory services to open and closed-ended investment funds, segregated accounts and other investment vehicles. Ashmore Group’s outstanding shares are widely held and listed for trading on the London Stock Exchange.

Item 3. Source and Amount of Funds or Other Considerations.
JIL has purchased 17,400,000 Ordinary Shares for an aggregate purchase price of $19,556,809. JIL fully utilized a $3,500,000 margin facility to purchase a portion of these Ordinary Shares, and the balance were purchased utilizing Jasper’s working capital. The Ordinary Shares purchased using the margin facility are held in a margin account and are pledged as collateral security for the repayment of debit balances in the account which may exist from time to time.
Item 4. Purpose of Transaction.
JIL acquired the Ordinary Shares directly owned by it for investment purposes at the direction of Jasper.
Except as otherwise set forth in this Item 4, the Reporting Persons currently have no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although they may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Jasper will review from time to time its investment in the Issuer and the Issuer’s business affairs and financial position as well as general economic and industry conditions existing at the time. Based on such evaluation and review, Jasper may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Ordinary Shares or other securities of the Issuer through open market transactions, privately negotiated transactions, a tender offer, an exchange offer, proposals for business combinations or otherwise, although there can be no assurances that Jasper will pursue or consummate any of these transactions. As part of its review, Jasper may seek to engage in discussions with directors, officers and shareholders of the Issuer. As a result of such review, Jasper may also decide from time to time to acquire additional securities of the Issuer or to dispose of all or a portion of any securities of the Issuer, in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.
Item 5. Interests in Securities of the Issuer.
(a) - (b) The Reporting Persons may be deemed to have a direct or indirect, as applicable, beneficial interest in 17,400,000 Ordinary Shares, all of which are held of record by JIL. JIL is a wholly-owned subsidiary of Jasper, Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper and the other Reporting Persons (those other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. This aggregate amount of Ordinary Shares represents approximately 6.0% of the total outstanding Ordinary Shares, based upon 236,809,576 Ordinary Shares outstanding as of July 26, 2010 and the 52,272,727 Ordinary Shares offered by the Issuer in the Issuer’s public offering which closed July 30, 2010 (which number includes the 6,818,182 Ordinary Shares offered to the underwriters in such public offering), as reported in the final prospectus supplement of the Issuer, dated July 26, 2010.

(c) During the past sixty days, JIL has purchased Ordinary Shares as and in the amounts set forth below:

	No. of Shares
Date	Acquired	Purchase Consideration	Average Price	Transaction Effected Via

8-Jun-10	141,695	$205,359	$1.45	NYSE Amex
9-Jun-10	100,000	$145,000	$1.45	NYSE Amex
10-Jun-10	400,000	$573,950	$1.43	NYSE Amex
30-Jun-10	50,000	$67,500	$1.35	NYSE Amex
9-Jul-10	250,000	$319,492	$1.28	NYSE Amex
12-Jul-10	350,000	$447,040	$1.28	NYSE Amex
13-Jul-10	548,300	$676,697	$1.23	NYSE Amex
14-Jul-10	546,427	$676,597	$1.24	NYSE Amex
15-Jul-10	10,000	$12,300	$1.23	NYSE Amex
16-Jul-10	225,000	$261,750	$1.16	NYSE Amex
20-Jul-10	6,500,000	$6,500,000	$1.00	Brokered Trade
26-Jul-10	591	$656	$1.11	NYSE Amex
27-Jul-10	6,000,000	$6,600,000	$1.10	Equity Placement
28-Jul-10	76,250	$97,335	$1.28	NYSE Amex
30-Jul-10	346,194	$458,885	$1.33	NYSE Amex
2-Aug-10	598,750	$815,417	$1.36	NYSE Amex
3-Aug-10	355,700	$482,465	$1.36	NYSE Amex
4-Aug-10	300,000	$407,940	$1.36	NYSE Amex
5-Aug-10	430,043	$580,516	$1.35	NYSE Amex
(d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by them.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The description of the Joint Filing Agreement in Item 2 above is incorporated by reference herein.
Except as otherwise disclosed in this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies that have not previously been reported on this Statement.
Item 7. Material to Be Filed as Exhibits.
Exhibit 99.1. Joint Filing Agreement, attached hereto as Exhibit 99.1.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: August 6, 2010

JIL LIMITED
By:	/s/ Geoffrey Yeoh
	Name:	Geoffrey Yeoh
	Title:	Authorized Signatory

JASPER INVESTMENTS LIMITED
By:	/s/ Geoffrey Yeoh
	Name:	Geoffrey Yeoh
	Title:	Director

MORTON BAY (HOLDINGS) PTE LTD
By:	/s/ Craig Webster
	Name:	Craig Webster
	Title:	Director

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED
By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Ashmore Global Special Situations Fund 2 Limited

By:	/s/ Claire Barnes
	Name:	Claire Barnes
	Title:	Authorized Signatory

By:	/s/ Robert Toms
	Name:	Robert Toms
	Title:	Authorized Signatory

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 LIMITED PARTNERSHIP
By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Ashmore Global Special Situations Fund 4 Limited Partnership

By:	/s/ Claire Barnes
	Name:	Claire Barnes
	Title:	Authorized Signatory

By:	/s/ Robert Toms
	Name:	Robert Toms
	Title:	Authorized Signatory

ASSET HOLDER PCC NO. 2 LIMITED IN RESPECT OF ASHMORE ASIA RECOVERY FUND
By: Northern Trust (Guernsey) Limited
as custodian for and on behalf of Asset Holder PCC No. 2 Limited in Respect of Ashmore Asia Recovery Fund

By:	/s/ Claire Barnes
	Name:	Claire Barnes
	Title:	Authorized Signatory

By:	/s/ Robert Toms
	Name:	Robert Toms
	Title:	Authorized Signatory

ASHMORE INVESTMENTS (UK) LIMITED
By:	/s/ Graeme Dell
	Name:	Graeme Dell
	Title:	Director

ASHMORE INVESTMENT MANAGEMENT LIMITED
By:	/s/ Graeme Dell
	Name:	Graeme Dell
	Title:	Director

ASHMORE GROUP PLC
By:	/s/ Graeme Dell
	Name:	Graeme Dell
	Title:	Director

SCHEDULE A-1
DIRECTORS OF JIL LIMITED

Name, Business Address	Position with JIL
and Citizenship	Limited	Principal Occupation (for Directors)

Capcept Limited	Appointed Director	Management Company
12/F1. Ruttonjee House,
11 Duddell Street,
Central, Hong Kong

Hong Kong
Note: This company does not have executive officers.

SCHEDULE A-2
EXECUTIVE OFFICERS AND DIRECTORS OF JASPER INVESTMENTS LIMITED

Name, Business Address	Position with Jasper
and Citizenship	Investments Limited	Principal Occupation (for Directors)

Steven Simpson	Non-Executive Director	Corporate advisory
10 Shenton Way
#12-03 MAS Building
Singapore 079117

Australia

David Chia	Non-Executive Director	Corporate advisory
Level 31
Six Battery Road
Singapore 049909

Singapore

Phillip Jeffrey Saile	Non-Executive Director	Consultant
3440 University Blvd
Dallas, Texas 75205, USA

United States of America

Tan Yeelong	Non-Executive Director	Lawyer
7224 Aynsley Lane,
McLean, VA 22102, USA

Singapore

Geoffrey Yeoh 1 HarbourFront Avenue	Executive Director, CEO	Financial and operations management
#14-01 Keppel Bay Tower
Singapore 098632

Singapore

SCHEDULE A-3
DIRECTORS OF MORTON BAY (HOLDINGS) PTE LTD

Name, Business Address	Position with Morton
and Citizenship	Bay (Holdings) Pte Ltd	Principal Occupation (for Directors)

Seumas Dawes	Director	Fund Manager
61 Aldwych
London
WC2B 4AE
England

Australia

Craig Webster	Director	Lawyer
61 Aldwych
London
WC2B 4AE
England

United Kingdom

Jay Wacher	Director	Consultant
12 Harlyn Road
Singapore
299453

Australia
Note: This company does not have executive officers.

SCHEDULE A-4
DIRECTORS OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED

Position with Ashmore
Global Special
Name, Business Address	Situations Fund 2
and Citizenship	Limited	Principal Occupation (for Directors)

Ashmore Management	Director (corporate)	Management company
Company Limited
Trafalgar Court
Les Banques
St Peter Port
Guernsey
GY1 3DA

Guernsey

Martin Tully 61 Aldwych	Director	Head of Operations and Information Technology
London WC2B 4AE
England

United Kingdom

Nigel Carey	Director	Consultant, Carey Olsen
PO Box 98
Carey House
Les Banques
St Peter Port
GY1 4BZ

United Kingdom
Note: This company does not have executive officers.

SCHEDULE A-5
DIRECTORS OF GENERAL PARTNER OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4
LIMITED PARTNERSHIP

Position with Ashmore
Name, Business Address	Global Special
and Citizenship/Place of	Situations Fund 4
Incorporation	Limited Partnership	Principal Occupation (for Individuals)

Ashmore Management	Director (corporate)	Management company
Company Limited
Trafalgar Court
Les Banques
St Peter Port
Guernsey
GY1 3DA

Guernsey

Martin Tully 61 Aldwych	Director	Head of Operations and Information Technology
London WC2B 4AE England

United Kingdom

Nigel Carey	Director	Consultant, Carey Olsen
PO Box 98
Carey House
Les Banques
St Peter Port
GY1 4BZ

United Kingdom
Note: This partnership does not have executive officers.

SCHEDULE A-6
DIRECTORS OF ASSET HOLDER PCC NO. 2 LIMITED RE ASHMORE ASIA RECOVERY FUND

Position with Asset
Holder PCC No. 2
Name, Business Address	Limited Re Ashmore
and Citizenship	Asia Recovery Fund	Principal Occupation (for Directors)

Ashmore Management	Director (corporate)	Management company
Company Limited
Trafalgar Court
Les Banques
St Peter Port
Guernsey
GY1 3DA

Guernsey

Martin Tully 61 Aldwych	Director	Head of Operations and Information Technology
London
WC2B 4AE
England

United Kingdom

Nigel Carey	Director	Consultant, Carey Olsen
PO Box 98
Carey House
Les Banques
St Peter Port
GY1 4BZ

United Kingdom

John Roper	Director	Retired
c/o PO Box 255
Trafalgar Court
Les Banques
St Peter Port
Guernsey
GY1 3DA

United Kingdom
Note: This company does not have executive officers.

SCHEDULE A-7
EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE INVESTMENT MANAGEMENT LIMITED

Position with Ashmore
Name, Business Address	Investment
and Citizenship	Management Limited	Principal Occupation (for Directors)

Mark Langhorn Coombs	Managing Director	Investment management
61 Aldwych
London WC2B 4AE
England

United Kingdom

Graeme Dell 61 Aldwych London WC2B 4AE England	Chief Financial Officer, Chief Operating Officer	Financial and operations management

United Kingdom

SCHEDULE A-8
EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE INVESTMENTS (UK) LIMITED

Position with Ashmore
Name, Business Address	Investments (UK)
and Citizenship	Limited	Principal Occupation (for Directors)

Mark Langhorn Coombs	Managing Director	Investment management
61 Aldwych
London WC2B 4AE
England

United Kingdom

Graeme Dell 61 Aldwych London WC2B 4AE	Chief Financial Officer, Chief Operating Officer	Financial and operations management
England

United Kingdom

SCHEDULE A-9
EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE GROUP PLC

Name, Business Address	Position with Ashmore
and Citizenship	Group PLC	Principal Occupation (For Directors)

Mark Langhorn Coombs	Director	Investment Management
61 Aldwych	Chief Executive Officer
London WC2B 4AE
England

United Kingdom

Graeme Dell	Director	Financial and operations management
61 Aldwych	Chief Financial Officer
London WC2B 4AE	Chief Operating Officer
England

United Kingdom

Michael Darcy Benson	Non-executive director	Corporate advisory
61 Aldwych
London WC2B 4AE
England

United Kingdom

Nicholas Charles Edward Land	Non-executive director	Corporate advisory
61 Aldwych
London WC2B 4AE
England

United Kingdom

Jonathan Asquith	Non-executive director	Investment management
61 Aldwych
London WC2B 4AE
England

United Kingdom

Melda Donnelly	Non-executive director	Investment management
61 Aldwych
London WC2B 4AE
England

United Kingdom